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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2008 - Amended

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
1350-650 West Georgia Street Vancouver BC Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

EXPLANATORY NOTE

This Amendment No. 1 to the Interim Report on Form 6-K for the period ended October 31, 2008 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures in Annual Reports on Form 20-F under Item 17 (Financial Statements).

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Interim Report on Form 6-K for the period ended October 31, 2008 or reflect any events that have occurred after the Form 6-K was filed on December 10, 2008.

Consolidated Financial Statements

Nine months ended October 31, 2008

(unaudited – prepared by management)

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations

Nine months ended October 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007	2008	2007
	3 months	3 months	9 months	9 months
Mineral Property Operations
Revenue
Option proceeds	$ -	$ 50,000	$ 61,000	$ 86,500
Project management fees	109,580	126,826	131,579	152,379
	109,580	176,826	192,579	238,879
Expenses
Acquisition costs	164,564	894	441,332	88,401
Exploration expenditures	653,062	907,712	1,329,624	1,890,981
Exploration expenditure reimbursements	(6,218)	(23,169)	(8,691)	(35,013)
Exploration tax credits	-	-	-	(4,910)
	811,408	885,437	1,762,265	1,939,459
Loss from mineral property operations	(701,828)	(708,611)	(1,569,686)	(1,700,580)

Other Operations
Revenue
Other	-	188	(861)	1,164
Expenses
Accounting and legal	23,358	4,661	62,649	18,496
Depreciation	13,378	11,455	35,505	33,739
Foreign exchange losses	(80,379)	21,908	(93,936)	50,316
Investor services	6,829	6,571	35,481	75,731
Management services	28,330	27,245	95,230	92,289
Marketing and promotion	46,437	28,396	103,303	95,127
Office	26,197	22,532	133,778	103,895
Rent	33,395	19,290	86,500	52,196
Salaries and support services	128,039	106,596	384,933	337,519
Share-based compensation	-	-	261,298	672,736
Travel and entertainment	26,683	26,402	53,074	56,410
	252,267	275,056	1,157,815	1,588,454
Loss from other operations	(252,267)	(274,868)	(1,158,676)	(1,587,290)
Loss before undernoted	(954,095)	(983,479)	(2,728,362)	(3,287,870)
Gain (loss) on marketable securities	(50,000)	200,211	141,806	344,041
Interest	57,480	92,021	200,909	185,692

Loss before Income Taxes	(946,615)	(691,247)	(2,385,647)	(2,758,137)
Income Tax Recovery (Expense) (Note 8)	(2,251)	-	(12,433)	-
Net Loss	$ (948,866)	$(691,247)	$(2,398,080)	$(2,758,137)
Basic and Diluted Loss Per Share	$ (0.04)	$ (0.03)	$ (0.09)	$ (0.12)
Weighted average number of shares outstanding	25,707,251	25,532,251	25,679,149	23,551,741

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets

October 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

				Year End Jan. 31
ASSETS		2008	2007	2008
Current
Cash and cash equivalents		$6,076,082	$6,902,181	$7,604,417
Cash restricted for flow-through expenditures		-	484,058	291,274
Short-term investments		-	633,629	322,559
Marketable securities		116,596	747,155	522,668
Accounts receivable		517,716	946,109	298,604
Prepaid expenses		38,596	279,948	42,564
		6,748,990	9,993,080	9,082,086

Mineral Property Interests (Note 3)		-	-	-
Prepaid Lease (note 4)		21,234	-	-
Project Reclamation Deposits (Note 5)		152,157	136,461	139,410
Office, Computer and Field Equipment, less accumulated depreciation of $144,419 (2007 - $105,396, Jan - $119,898)		141,898	68,054	62,880

		$7,064,279	$10,197,595	$9,284,376

LIABILITIES
Current
Accounts payable and accruals		$125,235	$328,377	$145,954
Payable to related party (Note 6)		63,824	8,481	72,121
Exploration funding deposits		-	-	-
		189,059	336,858	218,075

Mineral Property Reclamation obligation		53,308	63,468	53,308
Lease Payable(note 4)		7,140	-	-
		249,507	400,326	271,383

SHAREHOLDERS’ EQUITY
Share Capital (Note 7)		17,833,098	18,085,771	17,704,253
Contributed Surplus (Note 7)		4,666,355	3,948,690	4,264,269
Deficit		(15,733,007)	(12,851,077)	(13,334,927)
Accumulated Other Comprehensive Income		48,326	613,885	379,398
		6,814,772	9,797,269	9,012,993

		$7,064,279	$10,197,595	$9,284,376
APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows

Nine months ended October 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007	2008	2007
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$ (153,336)	$ (1,070)	$ (328,417)	$ (85,311)
Paid for exploration costs	(832,397)	(1,337,977)	(1,401,948)	(2,659,001)
Exploration expenditure reimbursements	6,218	18,480	8,691	120,343
Exploration tax credits/grants received	-	-	-	19,013
Exploration funding (paid) received	(303,104)	(513,727)	-	(506,821)
Project management fees received	72,718	122,999	95,687	156,789
Reclamation deposits (paid) received	(14,120)	(3,297)	(15,810)	(70,431)
Option proceeds received	-	76,500	50,000	86,500
Other operations
Cash paid for supplies and services	(312,993)	(440,063)	(891,784)	(1,074,924)
Advances from related party	377,714	561,628	(8,297)	(45,910)
Other revenue received	-	188	-	1,068
	(1,159,300)	(1,516,339)	(2,491,878)	(4,058,685)

Cash Flows Used for Investing Activities
Interest and other revenue received	19,398	39,022	250,898	144,706
Proceeds from sale of marketable securities	-	206,811	227,806	359,541
Sale (purchase) of short-term investments	-	4,649	325,000	617,202
Purchase of office and field equipment	(3,806)	(3,133)	(110,046)	(23,130)
Paid for lease prepayments	-	-	(21,234)	-
Restricted cash used for flow-through expenditure	257,112	822,031	291,274	(484,058)
	272,704	1,069,380	963,698	614,261

Cash Flows From Financing Activities
Common shares issued for cash	-	-	-	7,558,950
Share issue costs	-	(62,311)	(155)	(163,643)
	-	(62,311)	(155)	7,395,307

Increase (Decrease) in Cash	(886,596)	(509,270)	(1,528,335)	3,950,883
Cash, Beginning of Period	6,962,678	7,411,451	7,604,417	2,951,298

Cash, End of Period	$ 6,076,082	$ 6,902,181	$ 6,076,082	$6,902,181

Supplemental Information on Non-Cash Transactions
Marketable securities received	$ -	$ -	$ (11,000)	$ (26,500)
Mineral property interest option proceeds	-	-	11,000	26,500
Shares issued for mineral property acquisition	-	-	129,000	-
Share-based compensation expense	-	-	402,086	672,736
Contributed surplus	-	-	(402,086)	(113,426)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Loss

Nine months ended October 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007	2008	2007
	3 months	3 months	9 months	9 months

Net Loss	$ (898,866)	$ (691,247)	$(2,348,080)	$(2,758,137)
Other comprehensive income
Changes in fair value of investments	(203,359)	(32,284)	(189,266)	387,028
Realized gains on sale of investments	-	(200,211)	(141,806)	(344,041)
Other than temporary impairment charge	50,000	-	-	-
Taxes arising on changes in fair value of investments (Note 8)	-	-	-	-

Other comprehensive income (loss)	(153,359)	(232,495)	(331,072)	42,987

Comprehensive Loss	$ (1,052,225)	$ (923,742)	$ (2,679,152)	$ (2,715,150)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Nine months ended October 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2008	2007	2008	2007
	3 months	3 months	9 months	9 months
Common Shares (Note 7)
Balance, beginning of period	$17,833,098	$18,089,555	$17,704,253	$12,120,742
Issued for
Cash - private placement	-	-	-	5,000,000
Cash - Private placement (flow-through)	-	-	-	1,500,000
Cash – exercise of warrants	-	-	-	939,500
Cash – exercise of options	-	-	-	119,450
Fair value assigned to warrants issued on private placement	-	-	-	(1,429,905)
Transfer from contributed surplus on the exercise of share purchase options	-	-	-	97,490
Issued for mineral property acquisition	-	-	129,000	-
Share issue costs	-	(3,784)	(155)	(261,506)
Balance, end of period	17,833,098	18,085,771	17,833,098	18,085,771
Contributed Surplus
Balance, beginning of period	4,666,355	3,948,690	4,264,269	1,845,677
Share-based compensation	-	-	402,086	672,736
Fair value assigned to warrants issued on private placement	-	-	-	1,429,905
Agents’ warrants issued as a commission on private placement	-	-	-	97,862
Transfer to common shares on exercise of share purchase options	-	-	-	(97,490)
Balance, end of period	4,666,355	3,948,690	4,666,355	3,948,690
Deficit
Balance, beginning of period	(14,784,141)	(12,159,830)	(13,334,927)	(10,092,940)
Net loss for the period	(948,866)	(691,247)	(2,398,080)	(2,758,137)
Balance, end of period	(15,733,007)	(12,851,077)	(15,733,007)	(12,851,077)

Accumulated Other Comprehensive Income
Balance, beginning of period	201,685	846,380	379,398	570,898
Other comprehensive (loss) income	(153,359)	(232,495)	(331,072)	42,987
Balance, end of period	48,326	613,885	48,326	613,885

Shareholders’ Equity	$ 6,814,772	$9,797,269	$ 6,814,772	$9,797,269

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures

Nine months ended October 31

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	Canada	Alaska	Australia	Nevada	Total

Cumulative net expenditures, January 31, 2006	$3,279,340	$329,389	$ -	$223,914	$3,832,643

Acquisition Costs	79,818	16,297	182,367	29,060	307,542
Exploration Expenditures	826,874	452,210	52,982	206,229	1,538,295
Exploration Tax Credits	(32,702)	-	-	-	(32,702)
Reimbursements	(184,772)	(375,286)	-	-	(560,058)
Reclamation Obligations	6,088	-	-	27,330	33,418
Net expenditures, year ended January 31, 2007	695,306	93,221	235,349	262,619	1,286,495

Acquisition Costs	121,002	29,939	(9,811)	24,347	165,477
Exploration Expenditures	2,037,943	45,206	134,271	278,197	2,495,617
Exploration Tax Credits	(4,456)	-	-	-	(4,456)
Reimbursements	(38,963)	-	-	-	(38,963)
Reclamation Obligations	(11,371)	-	-	-	(11,371)
Net expenditures, year ended January 31, 2008	2,104,155	75,145	124,460	302,544	2,606,304

Acquisition Costs	261,636	-	158,204	21,492	441,332
Exploration Expenditures	577,152	67,884	652,230	32,358	1,329,624
Exploration Tax Credits	-	-	-	-	-
Reimbursements	(8,691)	-	-	-	(8,691)
Reclamation Obligations	-	-	-	-	-
Net expenditures, 9 months ended October 31, 2008	830,097	67,884	810,434	53,850	1,762,265

Cumulative net expenditures, October 31, 2008	6,908,898	565,639	1,170,243	842,927	9,487,707
Less write-downs and abandonments	(949,957)	(6,290)	(26,587)	-	(982,834)
Less option proceeds	(541,143)	-	-	-	(541,143)
Net cumulative expenditures on active mineral properties charged to operations, from inception to October 31, 2008	$5,417,798	$559,349	$1,143,656	$842,927	$7,963,730

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 11 to the consolidated financial statements. These consolidated financial statements reflect the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in New South Wales and Victoria, Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash.

Comprehensive Income

Comprehensive income comprises the Company’s net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available for sale financial assets. The Company’s comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Shareholders’ Equity.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Financial Assets and Financial Liabilities

The Company’s financial assets and financial liabilities are classified as follows:

0.

Accounts receivable are classified as “loans and receivables”. They are measured at amortized cost. These instruments have a short term to maturity such that at October 31, 2008, the recorded amount approximates fair value.

•

Short-term investments include banker’s acceptances with maturities of one year or less at the date of acquisition and are classified as “held to maturity”. Held to maturity assets and liabilities are measured at amortized cost, with amortization of premiums or discounts, losses and impairment included in current period interest income or expense. At October 31, 2008, the recorded amount approximates fair value.

•

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

•

Accounts payable and accruals, payable to related party, and mineral property funding deposits are classified as “other financial liabilities” and are measured at amortized cost. These instruments have a short term to maturity such that at October 31, 2008, the recorded amounts approximate fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in both US Dollars and Australian Dollars to pay these expenses as they arise. Receipts in foreign currencies are maintained in those currencies.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Financial Assets and Financial Liabilities (continued)

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market in these securities and sells appropriate portions of the portfolio when price and market conditions permit.

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the expected value.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates or foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a change of 1% in interest rates would affect the expected total receipts by 10.4% and a change of 15% in foreign exchange rates would affect the fair value of total assets by 0.8%. Actual financial results for the coming period will vary since the balances of accounts are expected to decline as funds are withdrawn for Corporation expenses.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost. These future income tax liabilities are reversed though the recognition of a portion of previously unrecognized future income tax assets or through the reversal of the temporary difference between the carrying amount of the exploration expenditures and their corresponding tax base.

Foreign Currency Translation

The Company’s subsidiaries are considered integrated foreign operations. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 6) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 3. The Company is currently in the exploration stage.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs, as there are currently no identifiable mineral reserves on its interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations, discounted using the prime lending rate of the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	45%
Office equipment and furniture	20%
Field equipment	30%

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 6. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Significant estimates used in these financial statements include, amongst other things, the recoverability of accounts receivable and marketable securities.

2.

ACCOUNTING CHANGES

The Company expects to adopt International Financial Reporting Standards (IFRS) for the fiscal year ending January 31, 2010. The Company has taken steps to ensure collection of data in sufficient detail to generate appropriate financial statements and is continuing to assess the impact of specific requirements of IFRS with respect to accounting policies and reporting requirements.

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 11 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the nine months ended October 31 were:

	2008	2007	2008	2007
	3 months	3 months	9 months	9 months
Acquisition Costs	$ 164,564	$ 894	$ 441,332	$ 88,401

Exploration Costs
Aircraft and helicopter	82,877	213,184	88,242	365,869
Camp	45,804	104,865	77,011	206,286
Chemical analysis	56,139	58,169	85,460	120,104
Data management and maps	4,653	8,840	12,981	18,640
Drilling and trenching	59,078	176,686	59,078	355,524
Geological and engineering	257,999	223,761	674,993	549,818
Geophysical surveying	62,909	30,386	172,510	39,175
Materials	15,853	6,956	19,359	25,136
Project management	893	45,382	2,269	94,351
Reclamation expense	5	-	798	744
Recording and filing	31,358	10,210	65,673	67,938
Travel	35,494	29,273	71,250	47,396
	653,062	907,712	1,329,624	1,890,981
Exploration tax credits and grants	-	-	-	(4,910)
Joint venture reimbursements	(6,218)	(23,169)	(8,691)	(35,013)
Reclamation obligation	-	-	-	-
	646,844	884,543	1,320,933	1,851,058

Total Acquisition & Exploration Costs	811,408	885,437	1,762,265	1,939,459
Option Proceeds	-	(50,000)	(61,000)	(86,500)

Net Expenditures For the Period	811,408	835,437	1,701,265	1,852,959
Cumulative Net Expenditures, Beginning of Period	8,134,876	5,804,660	7,245,019	4,787,138

Cumulative Net Expenditures, End of Period	8,946,284	6,640,097	8,946,284	6,640,097
Property Write-downs and Abandonments	(982,555)	(716,238)	(982,555)	(716,238)
Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$7,963,729	$ 5,923,859	$7,963,729	$ 5,923,859

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

The Company’s commitments to earn or acquire its mineral property interests are:

RDN Property, British Columbia

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666.

The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Fund exploration expenditures of:

•

not less than an aggregate of $3,000,000 on or before December 31, 2006
(as revised December 2, 2005) (completed)

•

not less than an aggregate of $5,000,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006(received)

•

$75,000 (requirement suspended on February 21, 2007 until a later date, to be mutually agreed upon)

The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property, which will no longer form part of the RDN Joint Venture Agreement.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Grizzly Property, British Columbia

The Company has a 100% interest in this property, subject to the underlying RDN royalties, pursuant to an amendment of the RDN Joint Venture Agreement dated February 21, 2007. Effective May 1, 2008, the Company signed an option agreement with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the property on completion of the following:

Fund exploration expenditures of:

•

not less than $400,000 before August 31, 2008 (completed)

•

an additional $400,000 on or before the first anniversary (completed)

•

an additional $1,000,000 on or before the second anniversary

•

an additional $1,200,000 on or before the third anniversary

•

an additional $2,000,000 on or before the fourth anniversary

Cash payments of:

•

$50,000 upon signing of the letter of intent (received)

•

$50,000 on or before the first anniversary

•

$50,000 on or before the second anniversary

•

$50,000 on or before the third anniversary

•

$50,000 on or before the fourth anniversary

Jake Property, British Columbia

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company has completed the required exploration expenditures of $300,000 Canadian and is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before October 29, 2006 (paid)

•

USD$25,000 on or before October 29, 2007 (paid)

•

USD$30,000 on or before October 29, 2008 (paid)

•

USD$30,000 on or before each of the fourth through ninth anniversary dates (a total of USD $180,000)

•

USD$35,000 on or before October 29, 2015

On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) to earn a 51% interest in the property on completion of the following:

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Jake Property, British Columbia (continued)

Cash payments to the Company of:

•

USD$25,000 on or before July 31, 2007 (received)

•

USD$30,000 on or before July 31, 2008 (received)

•

USD$30,000 each anniversary date of July 31, 2009 through July 31, 2014 (a total of USD $180,000)

•

USD$35,000 on or before July 31, 2015

Fund exploration expenditures of:

•

not less than $300,000 on or before March 31, 2008 (completed)

•

an aggregate $1,750,000 on or before March 31, 2010

Issue common shares of Island Arc to the Company:

•

100,000 shares within 15 days of receiving regulatory approval (received)

•

100,000 shares on or before March 31, 2008 (received)

•

200,000 shares on or before March 31, 2009

•

200,000 shares on or before March 31, 2010

•

250,000 shares within 10 days of announcement of NI 43-101 compliant mineral resource estimate

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. American Creek was operator for the 2007 exploration programs.

On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn:

•

 an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010.

•

an additional 5% interest by funding a bankable feasibility study,

•

and, at the Company’s election, another 5% interest by providing 100% of the initial project development financing.

Williams Property, British Columbia

On May 17, 2001 the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Wernecke Breccia Property, Yukon

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”). Fronteer is operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

Auddie Property, British Columbia

Effective January 29, 2007, the Company signed an option agreement to purchase a 100% interest in the Auddie Property subject to a 1% NSR, half of which can be purchased for $1 million .The Company is to make cash payments of:

•

$10,000 within 10 days of the execution of the agreement (paid)

•

$15,000 on or before January 31, 2008 (paid)

•

$40,000 on or before January 31, 2009

•

$50,000 on or before January 31, 2010.

The Company completed the required exploration expenditures of $30,000 in 2007.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company had earned a 51% interest in the claims. Boliden’s interest in the property has been sold to NVI Mining Ltd. Under a letter of agreement dated November 26, 2008 NVI Mining Ltd. has sold their interest to the company subject to a 2% NSR.

Gillis Property, British Columbia

The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which can be purchased for $1.5 million. The Company is to:

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Gillis Property, British Columbia (continued)

Make cash payments of 2.5% of mineral exploration expenditures and:

•

$15,000 within 10 days of the execution of the agreement (paid)

•

$25,000 on or before September 5, 2009

•

$50,000 on or before September 5, 2010

•

$75,000 on or before September 5, 2011

Fund exploration expenditures of:

•

not less than $75,000 on or before September 5, 2009 (completed)

•

an aggregate $125,000 on or before September 5, 2010

•

an aggregate $200,000 on or before September 5, 2011

•

an aggregate $300,000 on or before September 5, 2012

Issue 250,000 common shares within 10 days of announcement of NI 43-101 compliant gold resource of 500,000 oz

Kizmet Property, British Columbia

The Company holds 100% interest in the Kizmet claims, subject to a 1% NSR payable to RGLD Gold Canada, Inc.

Northgate Exploration Alliance (Boulevard Property)

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties (the “Alliance”). The initial phase consisted of data compilation with each company contributing up to $20,000. The second phase of field examination was funded by contributions of $130,000 from each company. A total of 310 claims in the Yukon, now known as the Boulevard Property, were staked on behalf of the Alliance. Upon acquisition of this property, Northgate has an option to earn 60% of the acquired property by funding the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company is operator until Northgate completes the funding requirement.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Thorn Property, British Columbia

On March 1, 2000, the Company acquired a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. Cangold was operator for the project.

Effective April 11, 2008, the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay to Cangold 25% of any cash or share payments received from the third party partner.

Goodpaster Properties, Alaska

Effective February 22, 2007, the Company signed an option agreement which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and, at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production. The agreement encompasses the following four properties.

Bou-Swede property, Alaska

The Company holds a 100% interest in these claims.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

California-Surf property, Alaska

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. (“Western Keltic”), held the remaining 70% interest in the properties. In August 2003, Western Keltic sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

$25,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate of $1,500,000 of exploration expenditures subsequent to August 2003 (paid),

•

$50,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to August 2003,

•

100,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc., the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Lachlan Fold Belt Project, Australia

In September 2006, the Company signed an agreement with BWG whereby the Company was granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. The Company has completed the required eligible aggregate exploration expenditures of at least USD$150,000 for the target areas.

Effective October 21, 2008, the Company signed an option agreement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project. The Company can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending $5 million in exploration.

The Company will issue:

•

100,000 common shares upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 oz,

•

500,000 common shares upon definition of a JORC compliant gold resource of 1,000,000 oz,

Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds of any sale. Once the Company has exercised the 100% option, Jaguar would receive 15% of all proceeds of any sale.

Victoria Goldfields, Australia

Effective June 27, 2008 The Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (“Northgate”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company must fund a total of A$370,000 in exploration by March 31, 2009. The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by March 31, 2011 with a minimum expenditure of A$150,000 per property per year.

Upon the Company earning a 50% interest in one or more properties, Northgate will have the option to earn a 60% interest in the property by funding an additional A$1.5 million within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration over 4 years.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Walker Lane Project, Nevada

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont was granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company is to make cash payments of:

•

USD$10,000 upon signing (paid)

•

USD$20,000 on or before March 31, 2007 (paid)

•

USD$20,000 on or before March 31, 2008 (paid)

•

USD$20,000 on or before March 31, 2009

•

USD$20,000 on or before March 31, 2010

•

USD$50,000 on or before each anniversary from March 31, 2011 to March 31, 2014

•

USD$100,000 on or before each anniversary from March 31, 2015 until the option is exercised or the agreement is terminated.

The Company has an option to purchase the property, subject to a 2% NSR, for a cash payment of

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$5,000,000 after March 31, 2014

The Company may purchase 100% of the NSR for

•

USD$500,000 on or before March 31, 2010

•

USD$1,000,000 after March 31, 2010 but on or before March 31, 2014

•

USD$2,000,000 after March 31, 2014

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

LEASE OBLIGATIONS

The Company has signed a sublease for office space occupied by the head office. The sublease expires November 30, 2010. The following table shows the required lease and estimated operating cost payments over the next three fiscal years.

Fiscal year ended
	January 31, 2009	January 31, 2010	January 31, 2011
Lease payment	$ 18,201	$ 72,804	$ 60,670
Operating costs(est.)	13,651	54,603	45,503
Total	$ 31,852	$ 127,406	$ 106,173

5.

PROJECT RECLAMATION DEPOSITS

Project reclamation deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

6.

RELATED PARTY TRANSACTIONS

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At the end of the quarter, the Company was indebted to Equity in the amount of $63,824 (2007-$8,461) for project expenses and consulting services provided by Equity to option and/or joint venture projects being operated by the Company. During the quarter ended October 31, 2008, the Company paid Equity $7,300 (2007 - $11,295) for geological consulting services to the Company and $32,400 (2007-$58,268) for providing general corporate and administrative services composed of $Nil (2007 - $1,191) for investor services, $32,400 (2007 -$33,954) for management services, $Nil (2007 - $574) for office services, $Nil (2007 - $18,139) for rent and $Nil (2007 - $4,410) for support services.

It is anticipated that Equity will continue to provide geological consulting and management services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

RELATED PARTY TRANSACTIONS (continued)

Two of the directors each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3). The claims were originally staked and explored by a company in which they hold an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

7.

SHARE CAPITAL

Authorized:

Unlimited common shares without par value

Issued and fully paid common shares

	2008		2007
	Number of Shares	Amount	Number of Shares	Amount
January 31	25,607,251	$17,704,253	21,751,539	$ 12,120,742
Issued for cash
Private placement, net of issue costs of $204,001	-	-	2,601,212	4,795,999
Private placement (flow-through) net of issue costs of $56,879	-	-	600,000	1,443,121
Exercise of warrants, net of issue costs of $nil (2007-$194)	-	-	472,000	939,306
Exercise of share purchase options,* net of issue costs of $nil (2007- $432 )	-	-	107,500	216,508
Issued for mineral property acquisition net of issue costs of $155	100,000	128,845	-	-
Fair value assigned to warrants issued on private placement	-	-	-	(1,429,905)
October 31	25,707,251	$ 17,833,098	25,532,251	$ 18,085,771

* including transfer from contributed surplus on the exercise of vested options

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

SHARE CAPITAL (continued)

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,553,225 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

Details of outstanding share purchase options are as follows:

	October 31, 2008		October 31, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	2,355,000	$ 1.54	1,920,000	$ 1.38
Granted	165,000	0.90	365,000	2.00
Exercised	-	-	(107,500)	1.11
Forfeit	(25,000)	1.86	(17,500)	1.70
Outstanding at end of period	2,495,000	$ 1.49	2,160,000	$ 1.49
Options exercisable at end of period	2,326,500	$ 1.48	1,893,750	$ 1.44

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

SHARE CAPITAL (continued)

The following share purchase options are outstanding at October 31, 2008.

	Options Outstanding			Options Exercisable
Expiry Date	Number of shares	Exercise price	Weighted Average Remaining Life	Number of shares	Exercise price
18-Dec-08	380,000	$ 0.95	0.13	380,000	$ 0.95
18-Jun-09	125,000	0.96	0.63	125,000	0.96
09-Dec-09	230,000	1.21	1.11	230,000	1.21
22-Dec-10	120,000	1.23	2.14	120,000	1.23
17-July-11	665,000	1.70	2.71	665,000	1.70
11-Jan-12	200,000	2.04	3.20	181,250	2.04
16-July-12	350,000	2.00	3.71	300,000	2.00
10-Dec-12	260,000	1.65	4.11	197,500	1.65
16-July-13	165,000	0.90	4.71	127,500	0.90
	2,495,000		2.50	2,326,250

Details of outstanding warrants are as follows:

	October 31, 2008		October 31, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	4,275,292	$ 2.60	1,707,000	$ 2.21
Issued	-	-	3,040,292	2.72
Exercised	-	-	(472,000)	1.99
Expired	(1,235,000)	2.20	-	-
Outstanding at end of period	3,040,292	$ 2.72	4,275,292	$ 2.60

The following warrants are outstanding at October 31, 2008.

	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	139,080	$2.00	05-July-09
Share Purchase Warrant	2,901,212	2.75	05-July-09
	3,040,292

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

8.

INCOME TAXES

The Company’s future income tax assets are:

	October 31	October 31	January 31
	2008	2007	2008
Future income tax assets
Mineral property interests	$1,025,607	$ 1,070,549	$ 961,479
Other assets	19,410	22,357	9,804
Investments	(7,611)	(104,729)	(59,755)
Tax loss carry-forwards	1,855,817	2,114,152	1,592,885
	2,893,223	3,102,329	2,504,413
Valuation allowance	(2,893,223)	(3,102,329)	(2,504,413)
Net future income tax assets	$ -	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Nine months ended October 31
	2008	2007
Loss before income taxes	$ (2,728,362)	$ (2,758,137)

Statutory tax rate	30.5%	33.12%

Recovery of income taxes based on combined Canadian and provincial statutory rates	$ 832,150	$ 913,495

Add (deduct):
Non-deductible expenses
Share-based compensation	(122,636)	(229,810)
Other	(176,783)	(362,804)
Tax effect of current period losses not recognized	(532,731)	(320,881)
Penalties under part XII.6 for unspent flow-through funds	(12,433)	-
Future income tax asset not previously recognized	-	-
Income tax recovery (expense)	$ (12,433)	$ -

The provisions of the Income Tax Act of Canada require the Company to pay a penalty at specified rates for the monthly balance of flow-through funds which have not been used for qualified flow-through expenditures after February 2008. This amount has been reported as Income tax expense in the Consolidated Statements of Operations. As of October 31, 2008, all flow-through funds have been used for qualified expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

8.

INCOME TAXES (continued)

FASB Interpretation Bulletin 48 prescribes recognition thresholds and measurement standards for tax positions taken or expected to be taken in a tax return. This is a two-step process requiring the Company to first assess whether or not the tax position is likely to be sustained upon examination. The second step is to measure the tax position at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Company has recorded refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company believes that its estimates are based on a reasonable interpretation of the laws and regulations relating to these credits and grants and that the full amount of the credit is more likely than not to be realized. However, the relevant taxation authorities may disagree with the Company's interpretations and may reduce the amounts of credits or grants paid.

9.

ENVIRONMENTAL

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas: Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office. Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statement of Mineral Property Expenditures.

The following table shows the cash attributable to each geographic area at the balance sheet dates. All other significant assets, including equipment, are held in Canada.

	October 31		January 31
	2008	2007	2008
Canada	$ 5,949,910	$ 7,301,965	$ 7,515,281
Alaska	4,206	4,825	4,903
Australia	120,022	75,926	79,376
Nevada	1,944	3,523	4,857
	$ 6,076,082	$ 7,386,239	$ 7,604,417

The following tables show the net loss attributable to each geographic area, and the significant components thereof, for the nine months ended October 31:

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the nine months ended October 31, 2008	$(1,412,444)	$ (67,070)	$(813,500)	$ (55,066)	$(2,348,080)
included in Net Loss
Mineral property revenue	191,704	875	-	-	192,579
Interest income	196,724	84	4,099	2	200,909
Gain (loss) on marketable securities	191,806	-	-	-	191,806
Income tax recovery (expense)	(12,433)	-	-	-	(12,433)
Amortization	(35,505)	-	-	-	(35,505)
Share-based compensation	(402,086)	-	-	-	(402,086)

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the nine months ended October 31, 2007	$(2,544,363)	$ 106,449)	$(48,256)	$ (271,967)	$(2,758,137)
included in Net Loss
Mineral property revenue	116,828	122,051	-	-	238,879
Interest income	181,954	3,620	115	3	185,692
Gain (loss) on marketable securities	344,041	-	-	-	344,041
Amortization	(33,739)	-	-	-	(33,739)
Share-based compensation	(672,736)	-	-	-	(672,736)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences between US GAAP and Canadian GAAP are as follows:

(a)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(b)

Mineral Property acquisition costs

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP, effective for periods beginning after April 30, 2004.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(c)

Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(d)

Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	October 31 2008
	Canadian GAAP	Adj. (a)	U.S. GAAP

Mineral property interests	$ -	$ 871,5266	$ 871.526
Share capital	17,833,098	-	17,833,098
Deficit	(15,733,007)	871.526	(14,861,481)
	October 31, 2007

Mineral property interests	$ -	$ 491,754	$ 491,775
Share capital	18,085,771	(150,000)	17,939,555
Deficit	(12,851,077)	641,774	(12,204,616)
	January 31 2008
Mineral property interests	$ -	$ 493,709	$ 493,709
Share capital	17,704,253	-	17,704,253
Deficit	(13,334,927)	493,709	(12,841,218)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(d)

Reconciliation (continued)

Consolidated Statements of Operations

	3 months ended October 31		9 months ended October 31
	2008	2007	2008	2007
Net loss under Canadian GAAP	$ (898,866)	$(691,247)	$(2,348,080)	$(2,758,137)
Future income tax recovery (a)	-	-	-	-
Deferred tax benefit (a)	-	-	-	150,000
Net mineral property interest acquisition costs (b)	162,049	716	377,817	57,040

Net loss under U.S. GAAP	$ (736,817)	$(690,531)	$(1,970,263)	$(2,551,097)
Weighted average number of shares	25,707,251	25,532,251	25,679,149	23,551,741

Basic and diluted loss per share under U.S. GAAP	$(0.03)	$(0.03)	$(0.08)	$(0.11)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

October 31, 2008

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(d)

Reconciliation (continued)

Consolidated Statements of Cash Flows (c)

	Three months ended Oct. 31		Nine months ended October 31
	2008	2007	2008	2007
Net loss under Canadian GAAP	$ (948,866)	$ (691,247)	$(2,398,080)	$(2,758,137)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	13,021	11,455	34,791	33,739
Foreign exchange losses (gains)	(80,379)	21,908	(60,617)	50,316
Share-based compensation	-	-	402,086	672,736
Non-cash option proceeds	-	(50,000)	(11,000)	(76,500)
Non-cash acquisition costs	-	-	129,000	-
Gain (loss) on sale of marketable securities	50,000	(200,211)	(141,806)	(344,041)
Interest income	(57,480)	(92,021)	(200,909)	(185,692)
Change in accounts receivable	(349,807)	(699,587)	(219,112)	(585,502)
Change in project funding deposits	(303,104)	(513,728)	-	(506,821)
Change in prepaid expenses	343,087	716,752	3,968	(244,224)
Change in project reclamation deposits	(14,120)	(3,297)	(15,810)	(70,431)
Change in accounts payable	188,348	(16,551)	(14,389)	(45,195)
Total adjustments	(210,434)	(825,280)	(93,798)	(1,301,615)

Net cash used for operating activities	$(1,159,300)	$(1,516,527)	$(2,491,878)	$(4,059,752)

Management Discussion
and Analysis

Form 51-102F1

For the 9 months ended

October 31, 2008

RFM Management Discussion

1.1

Date

The information in this form includes financial results for the quarter ending October 31, 2008 with other information current to November 15, 2008.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

Due to extreme market volatility and uncertainty that all junior exploration companies have experienced recently, the Company has taken steps to trim expenditures in non-essential areas and to ensure that exploration continues in a strategic manner to maximize discovery opportunities. The Company has cash in highly liquid term deposits which is sufficient to fund operations for at least two to three years, including continued exploration expenditures, and has no need for immediate financing. The Company will strive to identify opportunities that may arise during this downturn in order to build the Company and its exploration portfolio.

The Phase I program on the Grizzly Project, BC, completed at the end of July, resulted in a correlation between surface mineralization at the Grizzly Showing and geophysical anomalies identified in the IP program. A second IP target with coincident molybdenum-gold-copper soil geochemistry occurred on the Mirko grid. The Phase II drilling program targeting these anomalies was completed in early October.

Encouraging trenching results from the Boulevard Project in Yukon were followed up with a diamond drill program from September – October, 2008. In coordination with the drill program, an IP, ground magnetometer and soil survey was completed to aid in refining drill targets.

In the Lachlan Fold Belt of Australia, exploration has progressed from the initial reconnaissance programs completed in early 2008. The Company has since completed an IP survey on the Springfield Property and a diamond drilling program on the Walmer Property.

Financial Overview for Quarter Ended October 31, 2008

Mineral property acquisition costs have increased substantially in 2008 compared to the same period in 2007. The Lachlan Fold Belt agreement, which terminated at the end of August, required the Company to make cash payments upon designation of project areas. The second large expenditure was the purchase of the Thorn property in the first quarter. Exploration expenditures have been reduced to approximately three-quarters of the amount in the same periods in the previous year. The Company completed the required flow-through expenditures by the end of October, but BC Mineral Exploration Tax credits have not yet been accrued.

RFM Management Discussion

General and administrative expenditures are slightly lower than the previous year. Legal costs are significantly higher. This is associated with responses to SEC disclosure review comments. Rent expense was the second significant increase in quarterly expenditures. Relocation of the Company’s head office at the end of May accounted for most of these changes. Another major factor has been the fluctuating US Dollar. When US dollar accounts are revalued at current exchange rates at the end of each period with the difference reported as foreign exchange gains or losses. Last year this was a significant expense. This year it has resulted in a substantial gain.

The Company’s working capital as of October 31, 2008 was $6,609,931, comprised primarily of term deposits and other forms of cash, compared to $8,864,011 at the end of the previous fiscal year and $9,656,222 as of October 31, 2007. This is sufficient to complete the planned exploration initiatives for the current and next fiscal year without a requirement for additional financing.

1.3

Selected Annual Performance

Not applicable

1.4

Results of Operations

For the quarter ended October 31, 2008, the Company incurred a net loss of $898,866 ($0.03 per share) compared to a net loss of $691,247 ($0.03 per share) in the previous year. The year to date loss is $2,348,080 ($0.09 per share) for the current year compared to $2,758,137 ($0.12 per share) in 2007.

The Company has reclassified certain items in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows in response to comments from Staff of the Securities and Exchange Commission. The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. However interest and gains on marketable securities are no longer classified as revenue.

Total mineral property revenue for the nine months ended October 31, 2008 is twenty percent lower than that of the previous year while interest increased from 185,692 to $200,909. Joint venture management fees are slightly lower than the previous year, reflecting the replacement of the Williams option agreements with the Jake and Grizzly agreements. Gains on marketable securities, which were received as property option payments, have decreased from $344,041 to $191,806. This change reflects current market conditions for shares of junior exploration companies.

The most significant change in general and administrative expense for the quarter is legal and accounting costs of $23,358 in the current quarter compared to $4,661 in the same quarter in 2007. The Securities and Exchange Commission completed a scheduled review of the Corporation’s filings early in 2008. The costs associated with the response to these comments are reflected in increased legal and audit fees. The second major increase is rent expense. The Company relocated the head office during the second quarter which resulted in an increase in monthly rent payments as well as additional office costs associated with setting up a new location.

RFM Management Discussion

For the nine months ended October 31, 2008, the largest decrease in components of administrative expenses was foreign exchange losses. The company maintains US Dollar accounts to pay expenditures denominated in that currency. The fluctuating US Dollar has resulted in significant changes when these accounts are revalued at current exchange rates at the end of the period. The difference is reported as foreign exchange gains or losses. Last year this was a significant expense ($50,316). This year it has resulted in a substantial gain ($93,936).

Exploration expenditures, excluding those by joint venture partners, totaled $811,408 (2007-$885,437) for the quarter while the same figures are $1,762,265 for the current year to date and $1,939,459 for 2007. Property acquisition expenditures totaled $164,564 (2007-$894) for the quarter or $441,332 (2007-$88,4017) for the nine months ending October 31, 2008. The Company has completed expenditures of flow-through funds targeted for exploration in British Columbia. Exploration tax credits have not been accrued since expenses renounced for flow-through are not eligible for tax credits. During the nine months ended October 31, 2007, exploration tax credits were estimated to be $4,910. There were no option proceeds for the quarter compared to $50,000 in the same quarter last year. Year to date proceeds were $61,000 compared to $86,500 in 2007. Joint venture management fees were $109,580 (2007-$126,826) for the quarter or $131,579 (2007-$152,379) for the nine months ended October 31. Net loss from mineral property operations is nearly the same in both years as both revenues and expenditures were reduced slightly from the previous year.

Several factors affect the comparison of current exploration expenditures to those in the same period of 2007. The first is the initiation of two option agreements on the Jake and Grizzly properties, which reduced the Company’s share of exploration expenditures. During the third quarter, the Company completed several exploration programs in Australia and BC which increased current exploration expenditures to levels closer to the previous year. During 2007, the Company contributed 20% of the exploration expenditures on the Wernecke Breccia property which significantly increased the exploration expenditures. In the current year, only minor work has been done on this property resulting in a substantial reduction in the Company’s expenditures.

Acquisition expenditures are significantly increased with the Company’s purchase of Cangold’s 51% interest in the Thorn property and conclusion of two option agreements for Australian projects in the Lachlan Fold Belt and Victoria Goldfields. The Lachlan Fold Belt agreement, which terminated at the end of August, required the Company to make cash payments upon designation of project areas.

The Company is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

RFM Management Discussion

Canada

Gillis Property, British Columbia

The Gillis Property, covering 6,182 hectares, is located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration and making cash payments totaling $165,000 by the third anniversary. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by Rimfire of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 250,000 shares to the vendors.

Previous work had identified anomalous gold-in-silt geochemistry in a number of area drainages and very limited follow-up defined anomalous gold soil geochemistry with a few rock samples returning weakly anomalous gold values. A work program this fall expanded the soil sampling coverage to assess the extent of the anomalous area and to define possible trends to the mineralization. Prospecting and geological mapping in the same program uncovered several quartz vein showings containing trace sulphides. Complete analytical results have not yet been received.

If positive results are obtained a small program of mechanical trenching and further prospecting is anticipated in 2009. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Grizzly Property, British Columbia

The Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

Inmet Mining Corporation signed an option agreement to acquire the Grizzly Property effective January, 2008. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least $5 million in exploration at the Grizzly over four years, including $800,000 in the first year, which has now been completed. Inmet will make staged cash payments totalling $250,000 over the earn-in period, including $50,000 received upon signing.

The Grizzly copper-gold porphyry target shows a number of similarities to Galore Creek, including its geological setting, volcanic host rock geochemistry, regional magnetic and gravity geophysical signatures, hydrothermal alteration and metal signature. Rimfire geological crews re-sampled old trenches in 2006, yielding 38 metres averaging 0.74% copper and 1.1 g/t gold from a continuous chip sample. The Grizzly showings occur within a one square kilometre copper, gold and molybdenum-in-soil geochemical anomaly. A second area of anomalous gold and molybdenum soil geochemistry (the Mirko Grid) lies approximately two kilometres northwest. The cause of this anomaly has yet to be investigated.

RFM Management Discussion

During the second quarter, the Company completed a first phase program consisting of 32 line-kilometres of Induced Polarization (IP) geophysical survey, property-wide geological mapping, prospecting and soil sampling. The geophysical survey consisted of a pole-dipole array covering two-thirds of the 26 km2 Grizzly property at 400 metre line spacing and 200 metre line spacing over the Grizzly copper-gold showing. The survey was conducted by Scott Geophysics under the management of Equity Exploration Consultants Ltd. A total of 611 soil samples and 188 rock samples were collected and sent for assay.

Copper – gold mineralization at the Grizzly showing, hosted by potassium-feldspar + biotite + chlorite + carbonate altered mafic volcanic rocks, is expressed in the IP survey as a chargeability high with resistivity values that are generally lower than unaltered mafic volcanic rocks. This geophysical signature extends to depth below unaltered sedimentary rocks (25 to 150 metres below surface) and defines an area of potential copper – gold mineralization that is 750 metres wide by 400 metres long that is open to the northeast, east and to depth. This area is also coincident with a one square kilometre copper, gold and molybdenum-in-soil geochemical anomaly.

Previous soil sampling on the Grizzly property identified zones with anomalous copper, gold and molybdenum geochemistry two kilometers to the northwest of the Grizzly Showing (the “Mirko Grid”). This area is interpreted to be geologically similar to the Grizzly showing based on airborne magnetic data and sparse outcrop mapping; however the source of the soil anomalies is unknown due to overburden and thick vegetative cover. The portion of the IP survey covering the Mirko Gird returned coincident chargeability/resistivity high anomalies over the area of the soil anomalies. These coincident anomalies occur on three consecutive 400 metre spaced lines.

Phase II of the Grizzly exploration program, conducted during September, consisted of 11 diamond drill holes for a total of 2127 metres. Eight of the drill holes targeted coincident copper – gold – molybdenum soil geochemical anomalies and IP anomalies in the Grizzly showing area, and three drill holes targeted coincident molybdenum soil geochemical anomalies and IP anomalies on the Mirko Grid. Assay results of the drilling program are pending.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Jake Property, British Columbia

The Jake Property, covering 27,754 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 over ten years and has completed the required $300,000 (Canadian) in exploration expenditures. The surrounding claims were staked to cover geology prospective for high grade intrusion-related and orogenic gold mineralization.

RFM Management Discussion

Effective May 14, 2007 the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”) whereby Island Arc will earn a 51% interest in the Jake Property by incurring $1,750,000 in exploration expenditures by March 31, 2010. In addition, Island Arc will make the underlying vendor payments, and issue 600,000 shares to the Company over the earn-in period of the agreement. An additional 250,000 shares will be issued upon announcement of a NI43-101 compliant mineral resource estimate.

An exploration program consisting of an induced polarization (IP) geophysical survey extending to the northwest and south of the Jake Showing and the area drilled in 2007 commenced in early August. A total of 21.5 kilometres of IP and 9.4 kilometres of magnetometer survey were performed. This work follows up on gold-bearing mineralization intersected in drill-testing buried IP geophysical anomalies in 2007. The results of the 2008 survey are currently being interpreted to define drill targets.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on April 29, 2008.

Quesnel Trough, British Columbia

The Quesnel Trough Project, covering 36,060 hectares, is located in the Cariboo and Omineca Mining Divisions of British Columbia. Eight properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Exploration is targeting possible porphyry copper – gold mineralization based on regional geophysical anomalies.

A brief reconnaissance program was completed on the properties in late May in preparation for an exploration program consisting of mapping, soil sampling and IP geophysics to be carried out in the 2009 exploration season. The Company is seeking a partner to move this project forward.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Boulevard, Yukon Territory

The Boulevard Property, consisting of 310 claims, is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property is held jointly by Rimfire and Northgate Minerals, with each company having funded the initial $330,000 in exploration that led to staking of the property. To date, Northgate has funded approximately $1.4 million of the required $1.5 million in exploration expenditures to earn an additional 10% interest (for a total of 60%) in the property.

The exploration program was conducted under an Exploration Alliance with Northgate signed in December, 2005. This alliance targeted "Pogo-style" intrusion-related gold deposits in an area fitting the model criteria and possessing placer gold deposits without a known bedrock source. The Boulevard area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results Rimfire and Northgate staked an additional 96 claims.

RFM Management Discussion

Diamond drilling in September 2008 was focused on trenched areas with significant widths of gold mineralization. Additional targets were identified from results of a magnetometer survey and previous soil geochemistry data. A total of 525 metres of core was drilled in seven holes from six different locations. In total, 4.85 line kilometres of IP and 45 line kilometres of magnetometer survey were completed. The soil survey grid was extended southeast from the existing Boulevard grid.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Expenditures by the Company on the principal Canadian properties during the quarter ended October 31, 2008 were:

	Gillis	Grizzly	Jake	Quesnel Trough	Boulevard
Acquisition costs	$ 19,144	$ -	$ -	$ 2,459	$ 1,704

Exploration costs
Aircraft and helicopter	44,896	1,227	-	-	-
Camp	13,418	125	204	35	168
Chemical analysis	46,675	-	-	-	-
Data management & maps	228	47	33	15	66
Drilling & trenching	-	-	-	-	-
Geological & engineering	70,483	12,223	10,812	2,032	6,547
Geophysical surveying	-	-	-	-	-
Materials	1,946	-	-	-	-
Project management	-	-	-	-	78
Recording and filing	1,690	-	-	2,012	109
Travel	7,968	-	90	-	759
	187,304	13,622	11,139	4,094	7,727

Exploration tax credits	-	-	-	-	-
Joint venture payments	-	-	-	-	(364)
	187,304	13,622	11,139	4,094	7,363

Total Acquisition and Exploration Costs	206,448	13,622	11,139	6,553	9,067
Option proceeds	-	-	-	-	-
Net Expenditures	206,448	13,622	11,139	6,553	9,067

Cumulative Net Expenditures
Beginning of Quarter	-	30,740	244,574	208,350	198,266
Property write-down or abandonment	-	-	-	-	-
End of Quarter	$206,448	$44,362	$255,713	$214,903	$207,333

RFM Management Discussion

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Resources Ltd. for a cash payment of $10,000. The Company retains a 2% NSR.

•

Auddie Property, covering 674 hectares, is located in the Omineca Mining Division of British Columbia, approximately 42 kilometres west of Germanson Landing. The Company has an option to earn a 100% interest in the claims for $115,000 in staged cash payments over four years. The Company’s interest is subject to a 1% NSR, half of which can be purchased for $1 million.

•

Chachani Property, covering 3,452 hectares, is located in the Liard Mining Division of British Columbia, approximately 148 kilometres north-northwest of Stewart and two kilometres north of the Grizzly property. The Company owns 100% of these claims.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. Subsequent to the end of the quarter, the Company acquired a 100% interest in these claims by granting NVI Mining Ltd. a 2% NSR, half of which can be purchased for $1 million. A brief four day program was carried out on the property this fall consisting of geological mapping and selective sampling. No significant geochemical results were obtained.

•

Kizmet Property, covering 18,411 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

•

Poker Creek Property, covering 15,954 hectares, is located in the Liard Mining Division of British Columbia, approximately 220 kilometres north-northwest of Stewart. The Company owns 100% of these claims. In August 2008 a helicopter supported seven day reconnaissance program of soil sampling, prospecting and geological mapping was carried out on the claims. Two soil lines returned highly anomalous results in copper and to a lesser extent gold over a roughly one by one kilometre area. Adjacent silt sample results indicate an area in excess of three kilometres east to west that is highly anomalous in both copper and gold. The metal signature and local geology of the area indicate potential for porphyry copper-gold-style mineralization.

•

RDN Property, covering approximately 11,441 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

RFM Management Discussion

•

Simpson Property, consisting of 8 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 kilometres northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

Thorn Property, covering 16,970 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property was a joint venture with Cangold Limited as operator. Cangold held a 51% interest in the property, subject to an underlying NSR. Effective April 11, 2008 the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay to Cangold 25% of any cash or share payments received from the third party partner. The Company is actively seeking joint venture partners for this project.

•

The Tide Property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and did not conduct exploration on the property in 2008.

•

Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company is actively seeking a joint venture partner for the Williams Property.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended October 31, 2008.

	Thorn	Tide	Wernecke	Williams	Other
Acquisition costs	$ -	$ -	$ -	$ -	$ 140

Exploration costs
Aircraft and helicopter	5,024	-	-	-	31,730
Camp	259	-	485	-	8,614
Chemical analysis	-	-	648	-	7,257
Data management and maps	24	-	269	-	2,306
Drilling & trenching	-	-	-	-	-
Geological & engineering	2,313	-	3,160	-	32,381
Geophysical surveying	-	-	180	-	-
Materials	-	-	-	-	2,291
Project management	-	-	32	-	783
Recording and filing	-	-	-	-	-
Travel	170	-	1,160	-	9,406
	7,790	-	5,934	-	94,768

Exploration tax credits	-	-	-	-	-
Joint venture payments	(5,024)	-	(830)	-	-
	2,766	-	5,104	-	94,768

Total Acquisition and Exploration Costs	2,766	-	5,104	-	94,908
Option proceeds	-	-	-	-	-
Net Expenditures	2,766	-	5,104	-	94,908

Cumulative Net Expenditures
Beginning of Quarter	1,358,008	(99,768)	1,519,201	368,630	1,100,319
Property write-down or abandonment	-	-	-	-	-
End of Quarter	$1,360,774	($99,768)	$1,524,305	$368,630	$1,195,227

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 182,800 acres (74,000 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Corporation’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf is subject to a 1.75% NSR in favour of Western Keltic Mines Ltd. Bou-Swede is wholly owned by Rimfire Alaska, Ltd.

As operator Rubicon has completed a USD$1.1 million program in 2008 that included property-wide reconnaissance exploration including geological mapping, prospecting and soil sampling with limited drilling on the ER-Ogo-Fire property. Drilling targeted new mineralization found approximately 300 metres northwest of an area drilled in 2003 and 2004 by then-partner AngloGold Ashanti. Angular mineralized talus was identified over an area 100 metres in length, where nine of 40 samples returned in excess of 2.5 g/t gold, including a highlight of 58.8 g/t gold. Three holes, totaling 300 metres, were completed to test this mineralization. Results of the drilling program have yet to be received from Rubicon.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on May 7, 2008.

RFM Management Discussion

Walker Lane

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company had access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The Company has completed the required exploration expenditures of USD $300,000 on the Poncho property. Newmont waived the one-time right to enter a 50:50 Joint Venture. The Company is now unrestricted except for an NSR to Newmont and will be actively seeking a partner to investigate these targets further.

Exploration on the Poncho property is targeting low sulphidation gold-silver bearing epithermal veins. In early 2007, a drill program targeting vein structures was completed. Three strong vein structures, some with at least three kilometres of strike potential were tested. Approximately 1,575 metres (5,200 feet) of drilling was completed with at least two holes testing each target area.

The Company will not be completing further work in the Walker Lane under the current Strategic Alliance agreement with Newmont. A technical report has not been filed for this property. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Australia

Lachlan Fold Belt Properties

The Company has eight exploration licences covering 92,674 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG granted the Company a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The Company has completed the required expenditures of USD$150,000 and designated project areas within two of the licences for which BWG will retain a 2% NSR The Company will pay fees based exploration expenditures within the designated areas.

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper-gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

The Company has signed an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project in the Lachlan Fold Belt. The Springfield gold project lies 12 km south-southeast of the historic mining town of Gulgong and 80 km to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex.

RFM Management Discussion

Initially, it has been agreed that the Company can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending $5 million in exploration. Upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 oz, Jaguar shall be issued 100,000 common shares. Upon definition of a JORC compliant gold resource of 1M oz, Jaguar shall be issued 500,000 common shares. Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds. Once the Company has exercised the 100% option, Jaguar would receive 15% of proceeds of any sale. The company has completed the A$150,000 commitment towards the First Option agreement with Jaguar.

In early 2008, the Company completed reconnaissance exploration programs on 5 of 9 licences in the Lachlan Fold Belt (Barmedman, Walmer, Gollan, Goulburn, Mt. MacDonald) for a total of $330,000 in exploration. These programs consisted of soil and silt sampling, prospecting and geological mapping. In addition, Induced Polarization (IP) geophysical surveys were completed on the Barmedman and Walmer licences. The Company is currently seeking partners to advance some of these projects.

An exploration program was completed on the Springfield property in late September 2008, consisting of geological mapping, rock chip sampling, minor soil sampling and 23 line-km of IP surveys. The IP survey consisted of a dipole-dipole array with 100 metre “a” spacing and 100 to 400 metre line spacing. The IP survey was performed by Zonge Engineering and Research Organization Limited. The results are currently being compiled. A second program of reverse-circulation or diamond drilling program is being considered depending on the results.

In September, the Company completed a diamond drilling program on the Trounce prospect on the Walmer property. This program was targeting geological and geophysical targets identified in the early 2008 reconnaissance exploration program. The Trounce prospect consists of a small outcropping of silicified sediments with quartz - pyrite veining and stockwork. Two of seven grab samples from the showing returned gold values of 2.4 and 3.6 g/t gold and the remaining five assayed from 0.21 to 0.61 g/t gold. On surface, the showing occurs within a subtle, north-south striking topographic high, coincident with anomalous gold soil geochemistry and a 40 metre-wide by 500 metre long chargeability and resistivity high. The diamond drilling program consisted of four diamond drill holes for a total of 285 metres. Assays from the drill program are pending.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

RFM Management Discussion

Victoria Goldfields Properties

Effective July 28th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia.

The Stawell Corridor is a 240 km long belt bound by the Congee and Moyston faults and cored by Northgate's five million ounce Stawell Gold Mine (20 Mt at 8 g/t gold). Mineralization consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centres. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centres associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

The Company will be exploring three licences, totaling 120 km of the corridor length, representing all ground outside of a buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource. The Kewell resource, which Northgate has opted to exclude from this agreement, is reported to contain a non 43-101 compliant 100,000 ounce resource grading 6 g/t gold defined by 25 drillholes. Additional targets include kilometre-scale gravity anomalies that have been confirmed through drilling to reflect basalt centres at depth, with coincident gold and pathfinder element geochemical anomalies on surface. The Company has commenced a compilation of all the available data to plan field work for this fall and winter.

Under the agreement, the Company agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). The Company can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by spending $500,000 per license by March 31, 2011. Northgate then has the option on each license to: 1) carry out the next $1.5 million to earn back a 10% interest (total 60%) and another 10% by reaching a production decision; 2) not participate and allow the Company to earn a 100% interest in the property by spending, or causing to have spent, an additional $2 million over 4 years; or 3) participate in a 50/50 joint venture.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Expenditures by the Company during the quarter ended October 31, 2008 (all amounts in Canadian Dollars) were:

RFM Management Discussion

	Alaska	Australia	Nevada
Acquisition costs	$ -	$ 139,836	$ 1,282

Exploration costs
Aircraft and helicopter	-	-	-
Camp	9	22,470	16
Chemical analysis	1,188	120	251
Data management and maps	3	1,650	12
Drilling & trenching	-	59,078	-
Geological & engineering	4,554	113,319	174
Geophysical surveying	-	62,729	-
Materials	-	11,616	-
Project management	-	-	-
Reclamation	-	4	-
Recording and filing	-	-	27,547
Travel	-	15,942	-
	5,754	286,928	28,000
Exploration tax credits	-	-	-
Joint venture payments	-	-	-
Reclamation obligation	-	-	-
	5,754	286,928	28,000

Total Acquisition and Exploration Costs	5,754	426,764	29,282
Option proceeds	-	-	-
Net Expenditures	5,754	426,764	29,282

Cumulative Net Expenditures
Beginning of Quarter	553,595	720,733	813,645
Property write-down or abandonment	-	(3,841)	-
End of Quarter	$559,349	$1,143,656	$842,927

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

RFM Management Discussion

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years.

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
October 31, 2008	$ 109,580	$ (948,866)	$ (0.04)
July 31, 2008	19,007	(857,438)	(0.03)
April 30, 2008	63,992	(591,776)	(0.03)
January 31, 2008	102,324	(483,850)	(0.02)
October 31, 2007	176,826	(691,247)	(0.03)
July 31, 2007	49,772	(1,593,077)	(0.07)
April 30, 2007	12,281	(473,813)	(0.02)
January 31, 2007	95,810	(607,770)	(0.03)
October 31, 2006	75,086	(607,082)	(0.03)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada, Australia and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of October 31, 2008 was $6,609,931, comprised primarily of cash and term deposits, compared to $8,864,011 at the end of the previous fiscal year and $9,656,222 as of October 31,  2007. The term deposits and cash are sufficient to fund general and administrative expenditures for the current and next fiscal year without a requirement for additional financing. Exploration initiatives may require additional cash to complete if plans are expanded.

The Company had 25,707,251 issued and outstanding common shares as of October 31, 2008. The increase from 25,607,251 at January 31, 2008 was a property option payment issued to Cangold for the Thorn Property.

RFM Management Discussion

No options were granted during the quarter. There are 2,495,000 previously granted director and employee options exercisable before July 2013 There are 2,901,212 share purchase warrants at an exercise price of $2.75 and 139,080 Broker’s warrants at an exercise price of $2.00 outstanding. The expiry date for these warrants is July 5, 2009. If all exercisable options and warrants are exercised, a maximum of $12 million will be added to the Corporation’s treasury, and shares outstanding will total 31,242,543.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. The only long-term debt is for the lease of a photocopier. The Company’s current obligations include lease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $31,852. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the A$370,000 required on three exploration licenses acquired in the Stawell corridor under the recently signed Victoria Goldfields agreement with Northgate. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Auddie	$40,000 option payment	January 31, 2009
Fer	Assessment & filing $12,390	June 10, 2009
Gillis	Filing Fees $13,000 2% of exploration expenditures $25,000 option payment	November 25, 2008 February 28, 2009 September 5, 2009
Grizzly	Nil	Nil
Jake	$30,000 (USD) option payment	October 29, 2009
Kizmet	Cash in lieu and filing $57,086	December 31, 2008
Quesnel Trough	Filing fees of $13,388	June 13, 2009
RDN	Cash in lieu and filing $12,603	December 31, 2008
Thorn	Cash in lieu & filing $10,038	December 31, 2008
Tide	Nil
Wernecke Breccia	20% of expenditures (no estimate available)	December 31, 2008
Williams	Advance royalty payment $5,000	December 15, 2008

RFM Management Discussion

Property	Amount	Date of payment
Alaska properties	Nil
Australia	Exploration A$370,000	March 31, 2009
Nevada	Lease payment of USD$20,000 Claim rental fee USD$25,365	March 31, 2009 August 31, 2009

All of these payments can be made from current assets without any requirement to pursue additional financing. The cash requirements for the Kizmet, RDN, and Thorn relate to non-core holdings for these properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the third quarter ended October 31, 2008, the Company paid Equity $7,300 (2007 - $11,295) for geological consulting services and $32,400 (2007-$58,268) for providing general corporate and administrative services composed of $Nil (2007 - $1,191) for investor services, $32,400 (2007 -$33,954) for management services, $Nil (2007 - $574) for office services, $Nil (2007 - $18,139) for rent and $Nil (2007 - $4,410) for support services.

During the second quarter ended July 31, 2008, the Company paid Equity $9,029 (2007 - $5,850) for geological consulting services and $35,789 (2007-$57,138) for providing general corporate and administrative services composed of $5 (2007 - $1,040) for investor services, $32,436 (2007 -$32,526) for management services, $1,278 (2007 - $3,196) for office services, $Nil (2007 - $16,165) for rent and $2,070 (2007 - $4,211) for support services.

During the first quarter ended April 30, 2008, the Company paid Equity $2,477 (2007 - $16,556) for geological consulting services and $57,349 (2007-$54,382) for providing general corporate and administrative services composed of $1,602 (2007 - $1,627) for investor services, $32,682 (2007 -$32,595) for management services, $806 (2007 - $919) for office services, $18,124 (2007 - $15,236) for rent and $4,136 (2007 - $4,006) for support services.

RFM Management Discussion

It is anticipated that Equity will continue to provide geological consulting and management services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity Exploration Consultants Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company expects to adopt International Financial Reporting Standards (IFRS) for the fiscal year ending January 31, 2011. Early adoption will allow a single set of financial statements to be filed for Canadian and US purposes. This should reduce regulatory and accounting costs as well as staff time in preparing interim and annual statements. The Company has taken steps to ensure collection of data in sufficient detail to generate appropriate financial statements and is continuing to assess the impact of specific requirements of IFRS with respect to accounting policies and reporting requirements. At this point in the data analysis, it appears that there will be no material change in financial statement figures though there will be changes in presentation and increased disclosure requirements. A final decision regarding timing of implementation will be made prior to preparation of the Company’s audited annual financial statements at January 31, 2009.

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

RFM Management Discussion

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfire.ca)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 3 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 7 of the financial statements for details of share issues prior to October 31, 2008. The number of common shares issued and outstanding was 25,707,251 as of November 15, 2008.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: March 31 ,2009	By: “Jason S. Weber”

Jason S. Weber, President